Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit1 of

US$57.9 million for Q4 Fiscal 2016 and US$242.9 million for

the full year ended 31 March 2016

James Hardie announces a FY 2016 second half dividend of US29.0 cents per security.

James Hardie today announced results for the fourth quarter of fiscal year 2016 and the full year ended 31 March 2016:

●

Group Adjusted net operating profit of US$57.9 million for the quarter and US$242.9 million for the full year, an increase 1% and 10%, respectively, compared to the prior corresponding periods (“pcp”);

●	Group Adjusted EBIT[1] of US$83.7 million for the quarter and US$350.7 million for the full year, an increase of 4% and 15%, respectively, compared to pcp;
●	Group net sales of US$435.8 million for the quarter and US$1.7 billion for the full year, an increase of 6% and 4%, respectively, compared to pcp;
●	North America and Europe Fiber Cement Segment[2] net sales of US$356.9 million for the quarter and US$1.4 billion for the full year, an increase of 10% and 9%, respectively, compared to pcp;
●	North America and Europe Fiber Cement Segment EBIT margin of 23.2% for the quarter and 24.6% for the full year
●	Asia Pacific Fiber Cement Segment A$ EBIT margin of 25.3%[3] for the quarter and 23.8%[3] for the full year; and
●	The company announced today a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017.

CEO Commentary

“Our North America and Europe segment continues to provide strong financial results. For the quarter and full year, net sales in North America and Europe increased 10% and 9%, respectively, driven primarily by higher volumes. Additionally, EBIT for the quarter and full year increased 4% and 19%, respectively, and remains at the high end of our target range of 20% to 25% EBIT margin,” said James Hardie CEO Louis Gries.

He added, “The Asia Pacific Fiber Cement business delivered a good year with higher volume, an increase in average net sales price, and the start up of the new manufacturing facility in Carole Park. These highlights, on a reported basis, were partially offset by a strong US dollar that had an adverse effect on the group’s consolidated results.”

“Our full year consolidated group results reflected an overall strong financial performance highlighted by a 10% increase in Adjusted net operating profit, a 45% increase in net cash provided by operating activities, and US$268.8 million of capital returned to shareholders through a combination of dividends and the previously announced share buyback program,” concluded Mr. Gries.

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2016.

2 Previously referred to as USA and Europe Fiber Cement Segment.

3 Excluding the impact of New Zealand weathertightness claims.

Outlook

The Company expects to see moderate growth in the US housing market in fiscal year 2017, based on a forecast for new construction in the US of between 1.2 and 1.3 million starts. The Company expects the North America and Europe Fiber Cement Segment EBIT to grow and EBIT margins to remain at the high end of the target range of 20% to 25% for fiscal year 2017. This expectation is based upon the Company continuing to achieve strong operating performance in its plants, consistent with recent quarters, and stable exchange rates and input cost trends.

Net sales from the Australian business are expected to trend ahead of the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia, in fiscal year 2017 with total detached starts expected to range from 100,000 to 110,000 in calendar 2016. Similarly, the New Zealand business is expected to deliver improved results supported by a growth in residential markets in the North Island. The Philippines business has experienced growth over the past year, which is expected to continue into fiscal year 2017.

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the three months and full year ended 31 March 2016 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2016; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Sean O’ Sullivan   Telephone:  +61 2 8845 3352

Vice President Investor and Media Relations Email:  media@jameshardie.com.au